Exhibit 99.1

For Immediate Release

Kenon Files Annual Report on Form 20-F for the Year Ended

December 31, 2015 with the U.S. Securities and Exchange

Commission

Singapore, April 22, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) has filed its Annual Report on Form 20-F for the Year Ended December 31, 2015 (the “2015 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2016.

Kenon’s 2015 Annual Report can be downloaded from the SEC’s website (http://www.sec.gov) and is also available on Kenon’s corporate website (http://www.kenon-holdings.com). Hard copies of Kenon’s complete 2015 audited financial statements can be ordered, free of charge, upon request.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780;	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft GK Investor Relations kenon@gkir.com Tel: +1 617 318 3096